Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 15, 2012

VIA ELECTRONIC TRANSMISSION
AND COURIER

Ms. Christina Chalk
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Empire Resources, Inc.
Schedule TO-I filed June 4, 2012
SEC File No. 5-48853

Dear Ms. Chalk:

          On behalf of Empire Resources, Inc. (the “Company”), we are hereby providing the following responses to your comment letter, dated June 12, 2012 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on June 4, 2012, in connection with the Company’s offer (the “Offer”) to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share. To assist your review, we have retyped the text of the Staff’s comments in italics below. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s Offer to Purchase, dated June 4, 2012 (the “Offer to Purchase”) relating to the Offer, respectively. All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. The responses and information described below are based upon information provided to us by the Company.

          In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Schedule TO. The Schedule TO has been amended in response to the Staff’s comments.

Offer to Purchase for Cash - Important Procedures, page i
1.

The disclosure here states that you are “not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so…” Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are limiting participation based on residence in a US state, based on Rule 13e-4(f)(9)(ii), please revise to indicate. In the alternative, revise the disclosure to indicate that tenders will be accepted from all holders of subject securities. Similar revisions should be made to comparable disclosure appearing on page 29 of the Offer to Purchase in the section entitled “Additional Information;

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Ms. Christina Chalk
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
June 15, 2012

Incorporation by Reference; Miscellaneous.” See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Pursuant to Amendment No. 1, the Company has amended the disclosure in the Offer to Purchase under “Important Procedures” and on page 29 of the Offer to Purchase in the section entitled “Additional Information; Incorporation by Reference; Miscellaneous” to indicate that tenders will be accepted from all holders of subject securities.

Cautionary Statement Concerning Forward-Looking Statements, page 6
2.

Refer to the second to last sentence in the second paragraph in this section. The statement that you undertake no obligation to update or revise any disclosure in this document after the date of the Offer to Purchase is inconsistent with your obligations under Rule 13e-4(c)(3). Please revise.

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 6 of the Offer to Purchase under “Cautionary Statement Concerning Forward-Looking Statements” to affirmatively state that the Company will update or revise any forward-looking statements or any other information in the Offer to Purchase that arise after the date thereof in accordance with its obligations under Rule 13e-4(c)(3).

Certain Conditions of the Offer, page 15
3.

In the first sentence of this section, you state that you “may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered…” if any of the listed offer conditions are “triggered.” While you may extend the offer and/or waive an offer condition (which may require an extension), it is unclear how else the listed events could otherwise result in a postponement of acceptance, payment or purchase of tendered shares because none of the listed offer conditions other than relating to governmental approvals necessary to consummation of the offer may survive the expiration of the offer. Please revise or advise.

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 15 of the Offer to Purchase under “Certain Conditions of the Offer” to remove any references to a postponement of acceptance, payment or purchase of tendered shares. The Company has also amended similar disclosures on page 23 of the Offer to Purchase under “Extension of Tender Period; Termination; Amendments; Conditions” and on page five of the Letter of Transmittal also filed as an exhibit to the Schedule TO.

Ms. Christina Chalk
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
June 15, 2012

Certain Effects of the Offer, page 18
4.

Refer to the last paragraph in this section. Consider revising for the benefit of your shareholders to clarify the effect of this offer, if any, on the company’s obligation to file periodic reports with the Commission after the end of the current fiscal year in which it filed a registration statement. Your response should take into account your stated intention to list the shares on a national securities exchange (see our next comment below).

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 18 of the Offer to Purchase under “Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” to clarify that the Offer may reduce the number of holders of record of the Company’s common stock and thus impact its obligation to file periodic reports with the Commission after the end of the current fiscal year in which it filed a registration statement. The amended disclosure also contains statements that (i) the Company intends to list its common stock on a national securities exchange as soon as practicable, and that any such listing would require the Company to continue to file periodic reports with the Commission, and (ii) the Company currently does not have any intention to discontinue or suspend its periodic filing obligations regardless of whether it is permitted to do so under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Price Range of Shares and Dividend Policy, page 20
5.

You state that you intend to apply for listing on a national securities exchange in the future. Provide an estimated time frame when you expect to do so. If this is expected to affect the market for the shares that you are offering to repurchase, this should be discussed more fully in the appropriate section of the offer materials.

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 20 of the Offer to Purchase under “Price Range of Shares and Dividend Policy” to state that it intends to list its common stock on a national securities exchange as soon as practicable after it meets the minimum listing standards for listing its shares on such exchange. The amended disclosure also states that such listing may affect the market for the shares the Company is offering to repurchase by increasing the liquidity of such shares, which may in turn impact the future price of such shares.

Additional Information; Incorporation by Reference; Miscellaneous, page 29
6.

Schedule TO does not expressly permit “forward incorporation by reference” of documents not yet filed with the SEC. If you wish to incorporate by reference to periodic reports or other filings not yet filed on EDGAR, you must expressly amend the Schedule

Ms. Christina Chalk
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
June 15, 2012

TO after the filing to do so. Please revise the disclosure on page 30 purporting to incorporate by reference documents not yet filed.

Pursuant to Amendment No. 1, the Company has amended the disclosure on page 30 of the Offer to Purchase under “Additional Information; Incorporation by Reference; Miscellaneous” by removing the language purporting to incorporate by reference documents not yet filed with the Commission. The Company confirms that it will expressly amend the Schedule TO after the filing to do so.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please contact me at (212) 969-3492 with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Very truly yours,

/s/ Frank J. Lopez, Esq.

Frank J. Lopez, Esq.

cc:	Empire Resources, Inc.
Nathan Kahn, President and Chief Executive Officer
Sandra Kahn, Chief Financial Officer